Exhibit 99.2

VASCULAR BIOGENICS LTD.

8 HaSatat St. Modi’in, Israel Tel. +972-8-9935000 Fax. +972-8-9935001

PROXY STATEMENT

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors, or the Board, of Vascular Biogenics Ltd., to which we refer as Vascular Biogenics, or the Company, to be voted at an Extraordinary General Meeting of shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of Extraordinary General Meeting of shareholders. The Meeting will be held at 4:00 p.m. (Israel time) on Tuesday November 24, 2020 at our offices at 8 HaSatat St. Modi’in, Israel Tel. +972-8-9935000 Fax. +972-8-9935001.

This Proxy Statement, the attached Notice of Extraordinary General Meeting of shareholders and the proxy card or voting instruction card are being made available to holders of Vascular Biogenics ordinary shares, on or about October 19, 2020.

You are entitled to notice of, and to vote at, the Meeting, if you hold ordinary shares as of the close of business on October 29, 2020 the record date for the Meeting. You can vote your shares by attending the Meeting or by following the instructions under “How You Can Vote” below. Our Board urges you to vote your shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The Meeting is being called for the following purposes:

(1)	To elect Mr. Marc Kozin as a member of the Board, to serve until the next annual general meeting of shareholders of the Company or until his successor is duly appointed and qualified, or until his earlier resignation or removal and to approve the compensation terms and equity grant as fully described herein.

We will also transact such other business as may properly come before the Meeting or any adjournment thereof.

Board Recommendation

Our Board unanimously recommends that you vote “FOR” each of the above proposals.

Quorum

On September 30, 2020, we had 47,896,936 ordinary shares issued and outstanding (excluding treasury shares). Each ordinary share outstanding as of the close of business on the record date, October 29, 2020 is entitled to one vote upon the proposal to be presented at the Meeting. Under our Articles of Association, the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold shares representing at least twenty- five percent (25%) of our voting power. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week (to the same day, time and place), or to a day, time and place proposed by the Chairman with the consent of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on the adjournment. At such adjourned meeting the presence of at least two shareholders in person or by proxy (regardless of the voting power represented by their shares) will constitute a quorum.

Vote Required for Approval of the Proposal

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions) is necessary for the approval of proposals.

How You Can Vote

You can vote your shares by attending the Meeting. If you do not plan to attend the Meeting, the method of voting will differ for shares held as a record holder and shares held in “street name” (through a broker, trustee or nominee). Record holders of shares can vote by proxy cards. Holders of shares in “street name” will have to instruct their banks, brokers or other nominees on how to vote.

Shareholders of Record

If you are a shareholder of record (that is, you hold a share certificate that is registered in your name), you can submit your vote by completing, signing and submitting a proxy card, which will be accessible at the “Investor Relations” portion of the Company’s website, as described below under “Availability of Proxy Materials.” You may change your mind and cancel your proxy card by sending us written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting. Except if the Chairman of the Meeting determines otherwise, we will not be able to count a proxy card unless we receive it at our principal executive offices at the above address, not less than forty-eight (48) hours prior to the time fixed for the Meeting (i.e. prior to 4:00 p.m. (Israel time) on November 22, 2020).

Please follow the instructions on the proxy card. If you provide specific instructions (by marking a box) with regard to the proposals, your shares will be voted as you instruct. If you sign and return your proxy card without giving specific instructions with respect to Proposal 1 your shares will be voted in accordance with the recommendations of the Board. The persons named as proxies in the enclosed proxy card will furthermore vote in accordance with the recommendations of the Board on any other matters that properly come before the Meeting.

Shareholders Holding in “Street Name”

If you hold ordinary shares in “street name”, that is, you are an underlying beneficial holder who holds ordinary shares through a bank, broker or other nominee, the voting process will be based on your directing the bank, broker or other nominee to vote the ordinary shares in accordance with your voting instructions (by completing and mailing the enclosed proxy card or voting instruction card). Because a beneficial owner is not a shareholder of record, you may not vote those shares directly at the Meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Meeting.

If no instructions are received by the bank, broker or other nominee from you on or before the date established for such purpose with respect to Proposal 1 the bank, broker or other nominee will not vote your shares (commonly referred to as a “broker non-vote”).

Where a beneficial owner has executed and returned a proxy card or voting instruction card, but has not provided voting instructions with respect to any proposals, and the broker, trustee or nominee may not cast a vote with respect to the proposals, the shares held by the beneficial owner will be included in determining the presence of a quorum at the Meeting, but are not considered “present” for the purpose of voting on the particular proposals. Such shares have no impact on the outcome of the voting on any of the proposals.

Who Can Vote

You are entitled to notice of the Meeting and to vote at the Meeting if you are a shareholder of record at the close of business on October 29, 2020. You are also entitled to notice of the Meeting and to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on October 29, 2020 or which appear in the participant listing of a securities depository on that date.

Solicitation of Proxies

Proxies are being distributed to shareholders on or about October 19, 2020. Certain officers, directors, employees, and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, emails, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this Proxy Statement are available in the “Investor Relations” section of our Company’s website, www.vblrx.com. The contents of that website are not a part of this Proxy Statement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of September 30, 2020

●	each person or entity known by us to own beneficially more than 5% of our outstanding ordinary shares;

●	each of our executive officers and directors individually; and

●	all of our executive officers and directors as a group.

Name	Number of Ordinary Shares Beneficially Owned	Percentage of Ownership
5% Shareholders
The Thai Lee Family Trust (1)	9,956,801	19.9%
Aurum Ventures M.K.I. Ltd (2)	6,839,059	13.9%
Victor Leo (3)	3,619,048	7.3%
Anson Investments Master Fund LP. (4)	2,515,574	4.99%
Armistice Capital Master Fund Ltd. (5)	2,198,560	4.99%

Executive Officers and Directors
Dr. Bennett M. Shapiro (6)	403,809	*
Prof. Dror Harats (7)	1,885,142	3.8%
Dr. Erez Feige	169,067	*
Mr. Amos Ron	253,667	*
Dr. Eyal Breitbart	187,281	*
Dr. Tamar Rachmilewitz	39,063	*
Dr. Naamit Sher	138,500	*
Adv. Ayelet Horn	50,476	*
Dr. Ron Cohen	95,750	*
Dr. Shmuel (Muli) Ben Zvi	23,750	*
Ms. Ruth Alon	43,250	*

Prof. Ruth Arnon	96,792	*
Mr. David Hastings	42,500	*
Dr. Susan Kelley	42,500	*

All directors and executive officers as a group (14 individuals total) (8)	3,471,547	7.1%

*	Less than 1%.
**	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission (the “SEC”), and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of September 30, 2020 are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.
***	The percentages shown are based on ordinary shares issued and outstanding as of September 30, 2020.

(1)	Consists of (i) 3,959,865 ordinary shares held directly by Thai Lee (ii) 4,096,769 ordinary shares held by the Thai Lee Family Trust (the “Trust”) and (iii) 1,897,167 warrants to purchase ordinary shares exercisable as of September 30, 2020 held by the Trust. Thai Lee exercises voting and investment power over the Thai Lee Family Trust. As such, Ms. Lee may be deemed to have beneficial ownership over our shares held by the Thai Lee Family Trust. The 9,956,801 shares includes 1,897,167 out of the 1,904,762 ordinary shares issuable upon the full exercise of a warrant, which is the number of shares issuable upon exercise as limited by the Lee Beneficial Ownership Limitation (as defined below) as of September 30, 2020. Such warrant is only exercisable to the extent that the holder thereof, together with its affiliates, would beneficially own no more than 19.99% of the outstanding ordinary after giving effect to such exercise (the “Lee Beneficial Ownership Limitation”). As a result of the Lee Beneficial Ownership Limitation, the number of shares that may be issued to the holder upon exercise of the warrant may change depending upon changes in the number of our outstanding ordinary shares. The address of the Thai Lee Family Trust is 290 Davidson Avenue Somerset, NJ 0887
(2)	Consists of (i) 5,569,218 ordinary shares and (ii) 1,269,841 warrants to purchase ordinary shares exercisable as of September 30, 2020 held directly by Aurum Ventures M.K.I. Ltd. Voting and investment power over such shares are vested with Mr. Morris Kahn, who controls Aurum Ventures M.K.I. Ltd. As such, Mr. Kahn may be deemed to have beneficial ownership over our shares held by Aurum Ventures M.K.I. Ltd. The address of Aurum Ventures M.K.I. Ltd. is 16 Abba Hillel Silver Rd., Ramat Gan, 5250608, Israel.
(3)

Consists of (i) 1,809,524 ordinary shares and (ii) 1,809,524 warrants to purchase ordinary shares exercisable as of September 30, 2020 held directly by Victor Leo. The address for Victor Leo is 70 Rainey Street, #3302, Austin, TX 78701 AUSTIN, TX 78701

(4)	Consists of (i) 1,562,849 ordinary shares and (ii) 952,725 warrants to purchase ordinary shares exercisable as of September 30, 2020 held directly by Anson Investments Master Fund LP (“Anson”). Anson Advisors Inc. and Anson Funds Management LP, the Co-Investment Advisers of Anson, hold voting and dispositive power over the shares and warrants held by Anson. Bruce Winson is the managing member of Anson Management GP LLC, which is the general partner of Anson Funds Management LP. Moez Kassam and Amin Nathoo are directors of Anson Advisors Inc. Mr. Winson, Mr. Kassam and Mr. Nathoo each disclaim beneficial ownership of these securities except to the extent of their pecuniary interest therein. The 2,515,574 shares includes 952,725 out of the 2,222,223 ordinary shares issuable upon the full exercise of a warrant, which is the number of shares issuable upon exercise as limited by the Beneficial Ownership Limitation (as defined below) as of September 30, 2020. Such warrant is only exercisable to the extent that Anson, together with its affiliates, would beneficially own no more than 4.99% of the outstanding ordinary shares after giving effect to such exercise (the “Beneficial Ownership Limitation”). As a result of the Beneficial Ownership Limitation, the number of shares that may be issued to Anson upon exercise of the warrant may change depending upon changes in the number of our outstanding ordinary shares. Upon 61 days’ prior notice to the Company, Anson may increase or decrease the Beneficial Ownership Limitation but in no way in a manner that would allow Anson to hold in excess of 9.9% of the Company’s outstanding ordinary shares. The principal business address of Anson is 190 Elgin Ave; George Town, Grand Cayman
(5)	Consists of 2,198,560 warrants to purchase ordinary shares exercisable as of September 30, 2020 held directly by Armistice Capital Master Fund Ltd. (“Armistice Fund”). Steven Boyd is the Managing Member of Armistice Capital, LLC, which acts as the investment manager of Armistice Fund. As a result, Mr. Boyd may be deemed to beneficially own the securities held by Armistice Fund. The 2,198,560 are part of the 2,539,683 ordinary shares issuable upon the full exercise of a warrant, which is the number of shares issuable upon exercise as limited by the Beneficial Ownership Limitation as of September 30, 2020. Such warrant is only exercisable to the extent that Armistice Fund, together with its affiliates, would not exceed the Beneficial Ownership Limitation. As a result of the Beneficial Ownership Limitation, the number of shares that may be issued to Armistice Fund upon exercise of the warrant may change depending upon changes in the number of our outstanding ordinary shares. Upon 61 days’ prior notice to the Company, Armistice may increase or decrease the Beneficial Ownership Limitation but in no way in a manner that would allow Anson to hold in excess of 9.9% of the Company’s outstanding ordinary shares. The address of Armistice Fund is c/o dms Corporate Services ltd., 20 Genesis Close, P.O. Box 314, Grand Cayman KY1-1104, Cayman Islands, and the address of each of Armistice Capital LLC and Mr. Boyd is 510 Madison Avenue, 7th Floor, New York, NY 10022.
(6)	Consists of (a) 24,440 outstanding shares held by Puretech Ventures LLC, which may be deemed to be beneficially owned by Bennett M. Shapiro, our chairman and a senior partner and chairman of Puretech Ventures LLC; (b) 42,808 outstanding shares held by Bennett M. Shapiro and Fredericka F. Shapiro, JTWROS; and (c) options to purchase 336,561 shares exercisable within 60 days of September 30, 2020 held by Bennett M. Shapiro.
(7)	Consists of (a) 686,801 outstanding shares held by or for Prof. Harats; (b) options to purchase 1,166,409 shares exercisable within 60 days of May 20, 2020; and (c) warrants exercisable for [31,932] shares within 60 days of September 30, 2020.
(8)	Consists of (a) options to purchase 2,614,385 shares exercisable within 60 days of September 30, 2020; (b) warrants exercisable for 31,932 shares within 60 days of September 30, 2020; and (c) 825,229 outstanding shares.

PROPOSAL 1

ELECTION OF MR. MARC KOZIN AS A DIRECTOR

Background

We currently have a Board composed of eight directors. Following the adoption by the Company of certain exceptions provided under the Israeli Companies Law 5759-1999 (the “Companies Law”), the Company is exempt from the requirement to appoint external directors. Our Board is comprised of one class of directors. Except for Prof. Dror Harats, our Chief Executive Officer, all other directors are Independent Directors, as such term is defined by Nasdaq Marketplace Rules. A director is elected annually and holds office until the next annual general meeting of shareholders following the general meeting at which such director was elected or until his or her earlier resignation or removal pursuant to a resolution of a general meeting of shareholders or applicable law.

Our Chairman of the Board, Dr. Bennet M. Shapiro, has informed the Board of his wish to step down from his position as Chairman during the year 2021. In anticipation of Dr. Shapiro’s stepping down and following the approval of the Nomination and Corporate Governance Committee, our Board has nominated Mr. Marc Kozin for election as director at the Meeting and as the Chairman of the Board at a later date, upon the discretion of the Board. Mr. Kozin, whose professional background is described below, has advised the Company (and provided the requisite declaration under the Companies Law) that he is willing, able and ready to serve as a director if elected. Under our Articles of Association, if elected, Mr. Kozin will serve for an initial term until our next annual general meeting of shareholders, at which time he will be eligible to be nominated for reelection to the Board.

Subject to the election of Mr. Kozin as a member of the Board, Mr. Kozin will assume the role of Vice Chairman and shall be entitled to an annual cash compensation equal to US$50,000 and subject to obtaining the approvals required under the Companies Law with respect to grants of compensation to directors, the Company will grant Mr. Kozin options to purchase 125,000 ordinary shares, nominal value NIS 0.01 each (the “Ordinary Shares”) under our Employee Share Ownership and Option Plan (2014) (the “Plan”) exercisable at the market price upon date of grant and according to the standard agreements.

In addition, our Board has determined that, subject to the commencement of his tenure as the Chairman of the Board, Mr. Kozin’s annual compensation shall be increased to US$100,000 and the Company will grant Mr. Kozin additional options to purchase Ordinary Shares under the Plan as follows: (i) 125,000, upon commencement of the term as Chairman; and (ii) an annual grant of options equal to at least 0.15% of the Company’s then issued and outstanding share capital, commencing as of the 1st anniversary of the nomination to the Board. The options shall vest upon and in the manner approved by the Compensation Committee and the Board and the exercise price would be equal to the average closing sales price per share of our Ordinary shares on the Nasdaq Global Market during the thirty trading day period prior to each grant date.

The Companies Law requires that a person will not be elected and will not serve as a director in a public company if he or she does not have the required qualifications and the ability to dedicate an appropriate amount of time for the performance of his or her position as director of the company, taking into consideration, among other factors, the special needs and size of the company. A general shareholder meeting of a public company at which the appointment of a director is to be considered may not be held unless the nominee has declared to the company, inter alia, that he or she complies with the above-mentioned requirements, and provides details of his or her applicable qualifications.

The following information is supplied with respect to Mr. Kozin for election to the Board and is based upon the records of the Company and information provided to us by the nominee:

Mr. Marc D. Kozin is a professional Board Member, with three decades of industry expertise advising biopharmaceutical, life sciences and medtech companies. He is currently the Chairman of the Strategy Advisory Board of HealthCare Royalty Partners (HCR), a leading investment firm in healthcare, providing royalty monetization and senior debt, a position he has held since 2013. Mr. Kozin was a career strategy consultant, having served as President of L.E.K. Consulting’s North American practice from 1997 to 2012 and as Senior Advisor from January 2012 to December 2018. .

Mr. Kozin has served on over a dozen Boards in a variety of roles and on all committees. He is currently the Lead Independent Director and serves on the Compensation Committee of UFP Technologies (Nasdaq: UFPT). He serves as Director and Chairman of the Compensation Committee for Dicerna Pharmaceuticals (Nasdaq: DRNA). Previously, he served on the board of Endocyte (Nasdsq: ECYT), helping the company negotiate a $2.1 billion M&A deal with Novartis. He was also a board member of Dyax (Nasdsq: DYAX) which was acquired by Shire in 2015 for $6.5 billion. He also served on the boards of directors of Brandwise, Inc., Lynx Therapeutics, Inc., Assurance Medical, Inc., Medical Simulation Corporation, Advizex, and CrunchTime! Information Systems.

Mr. Kozin has served as Director of The Greenlight Fund, a non-profit focused on improving the lives of inner city children in families, since 2017. He was also on the Board of Governors at New England Medical Center and the Board of DukeEngage for several years. He received a BS in Economics from Duke University in 1983 and an MBA in Finance from The Wharton School in 1987. We believe that Mr. Kozin’s substantial experience serving as a board member to biopharmaceutical companies, as well as his business background, provide him with the qualifications and skills to serve as a member of our Board of Directors.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution:

“RESOLVED, to elect Mr. Marc Kozin as a member of the Board, to serve until the next annual general meeting of shareholders of the Company or until his successor is duly appointed and qualified, or until his earlier resignation or removal and to approve the compensation terms and equity grant as fully described in proposal 1 of this proxy statement.”

Required Vote

Shareholders may vote for or against, or may abstain from voting, in connection with the election of Mr. Kozin. The affirmative vote of holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for the approval of the resolution included in Proposal 1.

Board Recommendation

Following the approval of the Nomination and Corporate Governance Committee, the Board unanimously recommends a vote FOR the foregoing resolution approving the election of Mr. Kozin to the Board and the terms of Mr. Kozin’s compensation.

ADDITIONAL INFORMATION

The Company’s annual report for the year ended December 31, 2019, filed on Form 20-F on March 19, 2020 is available for viewing and downloading on the SEC’s website at www.sec.gov as well as under the Investor Relations section of the Company’s website at www.vblrx.com.

The Company is subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s SEC filings are also available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

By order of the Board of Directors:

Modi’in, Israel	Dr. Bennett M. Shapiro,
October 19, 2020	Chairman of the Board of Directors

VASCULAR BIOGENICS LTD.

PROXY FOR THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON November 24, 2020

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby constitutes and appoints Amos Ron as the true and lawful attorney, agent and proxy of the undersigned, with full power of substitution, to represent and to vote, on behalf of the undersigned, all of the ordinary shares of Vascular Biogenics Ltd. (the “Company”), held of record in the name of the undersigned at the close of business on October 29, 2020, at the Extraordinary General Meeting of Shareholders of the Company (the “Meeting”) to be held at the offices of the Company at 8 HaSatat St. Modi’in, Israel at 4:00 p.m. (local time), and at any and all adjournments or postponements thereof on the following matter, which is more fully described in the Notice of the Extraordinary General Meeting of Shareholders and Proxy Statement relating to the Meeting.

The undersigned acknowledges receipt of the Notice of the Extraordinary General Meeting of Shareholders and Proxy Statement of the Company relating to the Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any proposal described below, this Proxy will be voted FOR such proposal and in such manner as the holder of the proxy may determine with respect to any other business as may properly come before the Meeting or all and any adjournments or postponements thereof. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF VASCULAR BIOGENICS LTD.

November 24, 2020

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:

The Notice of Meeting, proxy statement and proxy card are available at - http://www.vblrx.com

Please date, sign and mail your proxy card as soon as possible.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF THE NOMINEE TO DIRECTOR AND THE TERMS OF HIS COMPENSATION SET FORTH IN PROPOSAL 1.

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE [X]

		FOR	AGAINST	ABSTAIN
1.	To elect Mr. Marc Kozin as a member of the Board of Directors, to serve until the next annual general meeting of shareholders of the Company or until his successor is duly appointed and qualified, or until his earlier resignation or removal and to approve the compensation terms and equity grant as fully described in proposal 1 of the proxy statement to which this proxy is attached.	[ ]	[ ]	[ ]

Signature of shareholder	Date	Signature of shareholder	Date

Note:	Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each owner should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If the signer is a partnership, please sign in partnership name by authorized person.